Exhibit 13.13

Energy Hunter Resources Acquires 9,413 Net Acres in the San Andres
Oil Play of the Permian Basin

DALLAS, TX, July 13, 2017 –Energy Hunter Resources, Inc., an exploration and production company with a balanced portfolio of oil and natural gas properties located in the Permian Basin and Eagle Ford Shale regions and headquartered in Dallas, Texas, announced today that it has entered into a definitive agreement with Lubbock Energy Partners, LLC to acquire approximately 9,413 net acres located in the San Andres oil play of the Central Basin Platform portion of the Permian Basin in a 50/50 cash and restricted stock transaction valued at approximately $22.6 million.

The transaction, which is anticipated to close later this summer, is subject to satisfaction of customary closing conditions. Energy Hunter Resources expects to fund the cash portion of the transaction through an offering of common stock under Regulation A+, which it anticipates launching in the near future. Upon successful conclusion of the Regulation A+ Equity Offering, Energy Hunter Resources plans to begin trading its securities on the NASDAQ Capital Markets Exchange under the ticker symbol (NASDAQ: EHR).

Transaction Highlights

•	Approximately 9,413 net acres located in Cochran County, Texas

•	Low acquisition cost

•	100% of the acreage block is held by existing production (vertical wells)

•	The San Andres formation is part of the Northwestern Shelf of the Permian Basin

•	Over 31 identified horizontal drilling locations and numerous vertical recompletion opportunities

•	97-100% WI being acquired

•	Positive drilling economics down to $30 per barrel

•	160 vertical producer wells, extensive production facilities, active infrastructure including salt water disposal wells (“SWD”) and facilities

It is estimated that the total resource potential in the San Andres formation now exceeds 100 billion barrels of oil.  Vertical wells historically drilled in this formation provide a solid base of geological and reservoir data to support the basis for utilizing the most advanced horizontal drilling and completion technology available today.  Gary C. Evans, Chairman and Chief Executive Officer of Energy Hunter Resources noted, “By entering into our definitive agreement to acquire almost 10,000 net acres located in an existing field with minimal vertical drainage in West Texas, we are providing our shareholders with a unique future development opportunity.  We now have highly repeatable horizontal drilling locations that can provide strong economic returns down to $30.00 per barrel.”

Evans continued, “The existing wells and acreage, located in the Slaughter-Levelland Field of the San Andres formation, is held by production (“HBP”) which will allow our technical team to systematically recomplete and re-develop this property in the most efficient manner possible. In addition, acquisition of the property includes over 160 wells, production facilities, significant active infrastructure including salt water handling wells and facilities.  Initial reservoir modeling indicates that there are over 31 potential horizontal well locations based on the amount of acreage acquired with this acquisition which provides for a minimum of four laterals for every 640 acre spacing unit.”

After the closing of the acquisition, Energy Hunter Resources will own and operate substantial existing infrastructure in the San Andres, including oil and natural gas gathering lines, SWD wells, gathering lines and injection pumps, and electricity lines, all of which will reduce up front capital costs and provide meaningful savings and efficiencies from field operations.

Evans concluded, “Since forming Energy Hunter Resources this time last year, our team has looked at literally hundreds of deals, predominately within the Permian Basin. Prices for most transactions appear to be at very lofty levels, based upon historical comparisons.  This contiguous San Andres acreage block has all the characteristics we have been seeking. With the favorable geology, quality of reservoir, existing infrastructure, return metrics and low entry cost, we believe the San Andres formation to be one of the best performing regions within the Permian Basin. Our business is all about rate of return on capital deployed.  We think this property, along with our existing acreage position in South Texas, will provide some of the highest returns on new generation drilling within our industry.”

About Energy Hunter Resources, Inc.

Energy Hunter Resources, Inc. is an independent oil company headquartered in Dallas, Texas with a mission to own and operate properties within some of the most prolific resource plays in the United States. Focusing on the Eagle Ford Shale and Permian Basin regions, our aim is to create substantial shareholder value through a balanced program of acquisitions and low-risk development and exploitation opportunities utilizing horizontal drilling and fracture stimulation technology.

 Forward-Looking Statements

Energy Hunter Resources, Inc. can give no assurance that such expectations will prove to be correct.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Factors that could cause the company’s actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: The success of the company’s exploration and development efforts; the price of oil, gas and other produced gasses and liquids; the worldwide economic situation; changes in interest rates or inflation; the ability of the company to transport gas, oil and other products; the ability of the company to raise additional capital, as it may be affected by current conditions in the stock market and competition in the oil and gas industry for risk capital; the company’s capital costs, which may be affected by delays or cost overruns; cost of production; environmental and other regulations, as the same presently exist or may later be amended; the company’s ability to identify, finance and integrate any future acquisitions; and the volatility of the company’s stock price.  You are urged to carefully review and consider the cautionary statements and other disclosures.  Forward-looking statements speak only as of the date of the document in which they are contained, and Energy Hunter Resources does not undertake any duty to update any forward-looking statements except as may be required by law.

Legal Disclaimer

Energy Hunter Resources, Inc. has filed an offering statement on Form 1-A relating to its securities with the Securities and Exchange Commission but it has not yet become qualified. You may obtain a copy of the most recent version of the offering statement containing the preliminary offering circular with the following link: https://www.sec.gov/cgi-bin/browse-edgar?company=Energy+Hunter+Resources&owner=exclude&action=getcompany. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A, until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind